Exhibit 99.34

Michael DeGiglio Disposes of 180,000 Common Shares of Village Farms International, Inc.

Early Warning Press Release

TORONTO, June 29, 2018 /CNW/—Michael A. DeGiglio (the Chief Executive Officer and a director of Village Farms International, Inc. (“Village Farms”) (TSX:VFF) (OTC:VFFIF)), yesterday and today sold 180,000 common shares of Village Farms (“Common Shares”) through the facilities of the Toronto Stock Exchange at an average price of $6.37 per Common Share, for an aggregate disposition price of $1,146,464 (the “Disposition”).

Following the Disposition, Mr. DeGiglio beneficially owns approximately 21.3% of the issued and outstanding Common Shares. Mr. DeGiglio also holds fully vested options for a total of 366,667 Village Farms Common Shares. Prior to the Disposition, Mr. DeGiglio held beneficial ownership of approximately 21.7% of the issued and outstanding Common Shares. Mr. DeGiglio disposed of the Common Shares in order to monetize a de minimus percentage of his shareholdings in Village Farms for personal reasons, including his intention to provide seed funding for a proposed charitable foundation. Mr. DeGiglio has no other immediate plans to acquire or dispose of any additional Common Shares. In the future, Mr. DeGiglio may from time to time acquire or dispose ownership of, or control or direction over, additional Common Shares for investment purposes.

This press release is being issued pursuant to the requirements of National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues of the Canadian Securities Administrators. An early warning report with additional information in respect of the foregoing matter will be filed and available on the SEDAR profile of Village Farms at www.sedar.com. To obtain a copy of the early warning report, you may contact Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., at (407) 936-1190, ext. 340.

Village Farms’ head office is located at 4700 - 80th Street, Delta, British Columbia, V4K 3N3.

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. With more than 750 years of accumulated master grower experience coupled with advanced proprietary technology and environmentally sustainable growing practices, Village Farms is highly resource efficient. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-days a year to national grocers in the U.S. and Canada from its large-scale Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in BC, Ontario, and Mexico.

SOURCE Village Farms International, Inc.

View original content: http://www.newswire.ca/en/releases/archive/June 2018/29/c2763.html

%SEDAR: 00029410E

For further information: Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., (407) 936- 1190,ext. 340; Lawrence Chamberlain, Investor Relations, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com

CO: Village Farms International, Inc.

CNW 17:08e 29-JUN-18